June 2, 2025

Richard Miller
Chief Executive Officer
SRM Entertainment, Inc.
941 W. Morse Blvd. Suite 100
Winter Park, FL 32789

       Re: SRM Entertainment, Inc.
           Registration Statement on Form S-3
           Filed May 29, 2025
           File No. 333-287630
Dear Richard Miller:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing